 Exhibit 99.2

CORRIENTE RESOURCES INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the Three-Month Period Ended March 31, 2010
(Expressed in Canadian dollars unless otherwise noted)

May 5, 2010

Introduction
This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of Corriente Resources Inc. (“Corriente” or “the company”) and the notes thereto for the three-month period ended March 31, 2010. This MD&A provides management’s comments on Corriente’s operations for the three-month period ended March 31, 2010 and the company’s financial condition as at March 31, 2010, as compared with the preceding year.

In this MD&A, “Corriente”, the “company”, or the words “we”, “us”, or “our”, refer to Corriente Resources Inc. and its subsidiaries.

For a complete understanding of our business environment, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the company’s: unaudited interim consolidated financial statements and related notes thereto for the three-month period ended March 31, 2010; audited annual consolidated financial statements and related notes thereto for the years ended December 31, 2009 and 2008; and Management’s Discussion and Analysis for the year ended December 31, 2009; the financial statements of which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The company’s stated accounting policies have also been consistently followed in the preparation of the above-noted financial statements.

All amounts are in Canadian dollars unless otherwise stated.

The unaudited interim consolidated financial statements and notes thereto and this MD&A were reviewed and approved by Corriente’s Audit Committee.

Additional information about Corriente, including our 2009 Annual Information Form, is available on the company’s website at www.corriente.com, on the SEDAR website at www.sedar.com, and in the EDGAR section of the US Securities and Exchange Commission website (which includes the company’s Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements and should be read together with the “Cautionary Statement on Forward-Looking Statements” on page 2 of this MD&A.

Qualified Person
John Drobe, P.Geo., the company’s Chief Geologist, is the Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”) and responsible for the preparation and/or verification of the technical disclosure in this document, unless otherwise noted.

Offer for the company
On December 28, 2009, the company announced that it had signed a definitive agreement (the “Support Agreement”) with CRCC-Tongguan Investment Co., Ltd. (the “Offeror”), Tongling Nonferrous Metals Group Holdings Co., Ltd. ("Tongling") and China Railway Construction Corporation Limited ("CRCC"), under which the Offeror agreed to make an offer to acquire all of the company’s outstanding shares (the “Offer”) for $8.60 per share in cash. The Offeror is jointly owned by Tongling and CRCC. This transaction is the culmination of a comprehensive review of strategic alternatives to maximize shareholder value conducted by Corriente and its financial advisors, Citigroup Global Markets Inc. (“Citi”) and Canaccord Financial Ltd. (Canaccord”) over the past two years. The Offer values Corriente at approximately $679 million on a fully-diluted basis.

On February 1, 2010, the Offeror’s formal offer and take-over bid circular was mailed to shareholders, together with the company’s directors’ circular (the “Offer Circulars”), which included the unanimous recommendation of Corriente’s Board of Directors that shareholders accept the Offer. On March 24, 2010, the Offeror announced that the initial March 25, 2010 expiry date of the Offer was being extended to April 28, 2010. Subsequently on April 26, 2010, the Offeror announced that the April 28, 2010 expiry date of the Offer was being extended to 5:00 pm (Pacific Time) on May 28, 2010.

The Board of Directors of Corriente unanimously determined that the Offer is fair to Corriente’s shareholders and is in the best interests of the company and its shareholders, and recommended that shareholders tender to the Offer. Corriente’s Board of Directors also received an opinion from its independent financial advisor, CIBC World Markets Inc., that the consideration offered to the shareholders of Corriente pursuant to the Offer is fair, from a financial point of view, to such shareholders.

All officers and directors of Corriente, who collectively hold approximately 12% of the company’s shares outstanding on a fully diluted basis, entered into lock-up agreements with the Offeror, under which they have agreed to tender their shares to the Offer and that they will not support any rival offer unless it represents a superior proposal as determined by the Board of Directors. In the event that the transaction is not completed, under certain circumstances as set out in the Support Agreement, Corriente has agreed to pay the Offeror a termination fee of $20 million. The Support Agreement also contains, among other things, non-solicitation covenants subject to customary “fiduciary out” provisions entitling Corriente to consider and accept an unsolicited superior proposal and the right on the part of the Offeror to match any such proposal.

The Offer is subject to a number of conditions which are set out in the Offer Circulars.

A copy of the full Support Agreement, the Offer Circulars and Notices of Extension is available on the SEDAR website at www.sedar.com, and on the EDGAR section of the US Securities and Exchange Commission website at www.sec.gov.

Cautionary Statement on Forward-Looking Statements
This MD&A contains forward-looking statements that relate to future events or Corriente's ability to conduct future operations. All statements other than statements of historical fact are forward-looking statements.

Forward-looking statements included or incorporated by reference in the MD&A include statements with respect to the:

  Offer for the company

  proposed Mirador and Panantza-San Carlos Projects, and the contents of the referenced technical reports company’s CR and sustainable development strategies

  future price of copper, and its impact on the future feasibility of the company’s projects company’s cash resources being sufficient to fund its planned 2010 and 2011 project development expenditures

  Ecuador Government’s regulation of mining operations including, but not limited to, the as-yet- unknown terms and conditions of the government’s exploitation-stage contracts and the potential for significant changes to environmental and other regulatory requirements

  Mandate no longer being in effect

  Ecuador’s country and political risks, and the

  potential for title disputes or claims

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “proposes”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

The forward-looking statements contained herein are based on a number of assumptions that the company believes are reasonable, but may prove to be incorrect. These assumptions include, but are not limited to, assumptions that future economic uncertainty and financial market volatility will not prevent the timely realization of the company's development plans; that foreign exchange rates will remain approximately at current levels; that the supply and demand for copper will develop as expected; that the company receives regulatory approvals for its exploration and development projects on a timely basis; that the company is able to obtain financing for the company’s development projects on reasonable terms; that engineering and construction timetables and capital costs for the company’s development projects are not incorrectly estimated or affected by unforeseen circumstances; that the company’s resource estimates are within reasonable bounds of accuracy and that the geological, operational and price assumptions on which they are based are reasonable; that the company is able to retain or hire the personnel it needs to carry out its business plan; that a feasible mining industry environment is facilitated and fostered by the Ecuador Government; and that all conditions to the acquisition by the Offeror of the company’s shares will be met.

However, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Corriente to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, but are not limited to, general economic uncertainty and financial market volatility; exploration and mining risks; uncertainties relating to surface rights; realization of resource estimates; the outcome of negotiations with the Ecuador Government; conclusions of economic evaluations and technical studies; changes in project parameters and returns as plans continue to be refined; future prices of copper, gold, and other by-product credit metals; increased competition in the mining industry for properties, equipment and qualified personnel; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation; the risk of arbitrary changes in law; title risks; risks relating to repatriation of earnings; social and political risks associated with operations in foreign countries; the risk of loss of key personnel; significant fluctuations in the exchange rates for United States and Canadian currency; delays in the completion of development and construction activities; the risk that any condition to the purchaser’s obligations under the Offer will not be met or that the acquisition of the company’s shares pursuant to the Offer will not be completed for any other reason; as well as those factors discussed under the heading “Risk Factors” elsewhere in this MD&A.

Although the company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Forward-looking statements contained herein are made as of the date hereof. The company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing lists of factors and assumptions, whether as a result of new information, future events or results or otherwise, except where events and circumstances are reasonably likely to cause actual results to differ materially from material forward-looking information for a period that is not yet complete, or as otherwise required by law.

Because forward-looking statements are inherently uncertain, readers should not place undue reliance on them. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.

Cautionary Note to US Investors
All references to mineral reserves and mineral resources contained in this MD&A are determined in accordance with National Instrument 43-101 -- Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulations. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, they are not defined or recognized by the US Securities and Exchange Commission (the "SEC”). As such, information contained in this MD&A concerning descriptions of mineralization and resources, as determined in accordance with NI 43-101, may not be comparable to similar information made public in accordance with the requirements of the SEC. “Indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of mineral resources constitutes or will ever be converted into reserves.

Business of the company
Corriente is a junior resource company focused on advanced exploration and development of copper and copper-gold mineral resources in South America. Over the past 10 years, the company has advanced its development of two copper-gold projects in the Rio Zamora copper porphyry district known as the Corriente Copper Belt (“CCB”), in the Morona-Santiago and Zamora-Chinchipe provinces of southeast Ecuador.

Corriente holds a 100% interest in four known copper and copper-gold porphyry deposits that are being strategically developed as the Mirador Project (which covers our Mirador and Mirador Norte deposits) and the Panantza-San Carlos Project (which covers our Panantza and San Carlos deposits), for which NI 43-101 Technical Reports have been filed on SEDAR. Overall, the company holds 100% of the concession interests covering approximately 430 square kilometres, in which six additional copper exploration targets have been identified. Taken together, the known project deposits and exploration targets represent a potential long-term district development opportunity for large-scale copper-gold mining in southeast Ecuador.

The company’s key concessions were acquired by the company from BHP Billiton (“BHP”) in 2004, whereupon BHP chose to convert its back-in rights to a 2% net smelter royalty interest (“NSR”), though the company has options to reduce the NSR to 1% for the Mirador/Mirador Norte, Panantza and San Carlos mineral properties upon the payment of US$2 million to BHP for each such option exercised.

During the transition period between the old and new presidential administrations of November 2006 to January 2007, a series of protests took place in the Morona-Santiago and Zamora-Chinchipe provinces of Ecuador against mining resource development. In order to secure the safety and security of local communities, the Ecuador Government imposed a suspension of fieldwork activities for the company’s Mirador and Panantza-San Carlos Projects. This suspension was subsequently formalized in December 2006 by a suspension order from the Sub-Secretary of Environment’s office within the Ministry of Mining and Petroleum (“the MMP”) covering the company’s Mirador and Panantza-San Carlos Projects’ concessions.

In November 2007, the company announced the results of a Preliminary Assessment Technical Report for a 90,000 tonnes per day combined Panantza-San Carlos copper mining operation (see Properties in Advanced Development - Panantza – San Carlos Project).

On April 3, 2008, the company announced the results of an updated Feasibility Study for a first phase 30,000 tonnes per day concentrator operation for the Mirador Project (see Properties in Advanced Development - Mirador Project).

On April 18, 2008, the Ecuador Government enacted the Mining Mandate (the “Mandate”), resulting in an immediate suspension of all of the fieldwork activities of all mining companies in Ecuador (see Legal framework issues affecting Ecuador’s mining industry – Mandate).

With estimated capital costs in the order of US$1.3 billion for the Panantza-San Carlos Project, management determined that this project is better suited for advancement by a large company having the financial and technical resources required to fast-track its development to production. Consequently, Corriente announced in January 2008 that it had started the process of contacting potentially interested parties to become majority strategic partners in the Panantza-San Carlos Project, with assistance from Citi and Canaccord. In October 2008, the company completed in-country due diligence visits from a number of interested industry parties from around the world. On December 16, 2008, the company announced that discussions with those parties actively engaged in the Panantza-San Carlos partnership marketing process had expanded from the original mandate to the potential sale of the entire company.

Following on from the January 29, 2009 enactment of the new Mining Law (see “Legal and regulatory framework issues affecting Ecuador’s mining industry – Mining Law” below), the company received an official notice in March 2009 which was signed by Minister Derlis Palacios Guerrero of the Ministry of Non-Renewable Natural Resources (“MNNR”, formerly known as the MMP until October 2009) and authorized the company to re-initiate its field operations, excluding any drilling, earthworks or similar types of advanced development activities, once the company had updated its projects’ Environment Impact Assessments (“EIA”) and received approval of these EIA’s from the Ministry of Environment (“MAE”), as well as having obtained a Water Use Permit from the Secretariat of Water (“SNA”).

Despite the fieldwork suspensions being in place from December 2006 to March 2009, the company was able to continue offsite development work on enhancements to various engineering, environmental and permitting aspects of the Projects, as well as local community relations activities. After March 2009, the company hired approximately 130 local employees for archeology, camp renovation, environmental testing, and road upgrade work in the Mirador Project area, and community relations work in the Panantza-San Carlos Project area.

Following on from the November 4, 2009 release of the Regulations to the Mining Law (see “Legal and regulatory framework issues affecting Ecuador’s mining industry – Mining Law” below), the company announced on November 9, 2009 that it had received an official notice signed by Minister Germanico Pinto of the MNNR authorizing the company to re-initiate its advanced development activities for the Mirador Project. Drilling at Mirador recommenced on January 7, 2010 with a program of condemnation and geotechnical holes. This program was completed by the end of February 2010, and drilling switched to a program of infill holes intended to convert Mirador’s Indicated resources to the Measured category. One of four planned deep drill holes to test grades at about twice the depth of all previous drilling was also finished, which is located between the Mirador and Mirador Norte deposits. Assays for the results of this drilling are pending.

To March 31, 2010, the company has recorded acquisition, exploration and development costs of approximately $98.2 million for the Mirador Project, and completed an updated feasibility study in April 2008 (“Mirador FS”) for a first phase 30,000 tonnes per day concentrator operation. The Mirador FS shows a projected initial capital cost of approximately US$399 million and approximately US$19 million in working capital, which would be spent over a two year construction period prior to the start of production.

Additionally, and to March 31, 2010, the company has recorded acquisition, exploration and development costs of approximately $11.2 million for the Panantza-San Carlos Project, and completed a preliminary assessment study for a 90,000 tonnes per day concentrator operation in November 2007.

Significant Events for the prior twelve months (more fully described herein)

April 2009

  On April 26, 2009, national elections were held in Ecuador with President Correa winning 52% of the vote, 24 points ahead of the next closest presidential candidate. As President Correa achieved greater than 40% of the presidential vote with a margin of victory greater than 10%, no run-off vote was necessary. Additionally, President Correa’s Allianza Pais party (“APP”) won 61 of the 124 seats within the country’s new National Assembly, with the next closest party (P. Sociedad Patriotico (“PSP”)) winning 22 seats. To date, the APP has been able to maintain an absolute majority (of 63 or more) through strategic alliances with one or more of the other Ecuador political parties. Both the APP and PSP are on record as endorsing mining in Ecuador.

  President Correa, and the elected National Assembly members and provincial / city officials began their 4-year terms of office on August 14, 2009 and August 4, 2009, respectively.

July 2009

  The company received approval from the MAE of its Environmental Management Plans (“EMP”) for the Mirador Project and the Panantza-San Carlos Project. Additionally, the company received a Water Use Permit from the SNA for the Mirador Project.

November 2009

  On November 4, 2009, the company announced that President Correa had signed the Regulations to the Mining Law in a ceremony held in Zaruma, El Oro, which is an important center for the traditional mining industry in Ecuador. These Regulations are comprised of three sets of new regulations covering: 1) Regulations for Traditional (Small-Scale) Mining; 2) General Regulations for the Mining Law: and 3) the Environmental Regulations for Mining Activities in Ecuador. The latter two sets are applicable to the company’s operations.

  On November 9, 2009 the company announced that it had received official notice from the MNNR authorizing the company to re-initiate its advanced development activities for the Mirador Project

December 2009

  On December 28, 2009, the company announced that it had agreed to support a proposed all-cash offer of $8.60 per share for all of the outstanding shares of the company.

February 2010

  On February 1, 2010, the company announced that the Offeror’s formal offer and take-over bid circular and the company’s directors’ circular were mailed to shareholders.

March 2010

  Corriente announced on March 24, 2010 that it had received the Title Substitutions for each of its concessions, related to the company’s Mirador and Panantza-San Carlos Projects and additional exploration targets in southeast Ecuador and that the Offeror had announced an extension of the Offer for the company to April 28, 2010.

April 2010

  On April 26, 2010, the Offeror announced an extension of the Offer for the company to 5 p.m. Pacific Time on May 28, 2010.

Corporate Infrastructure
The company’s shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange –Amex (NYSE Amex), and as at May 5, 2010 the company had a market capitalization of approximately $625 million.

The company’s executive head office is located in Vancouver, Canada while its Ecuador operations are run from regional offices located in Gualaquiza and Quito, Ecuador. The company also has camp locations at its major projects in southeast Ecuador. With the exception of short-term operational requirements for its Ecuador operations, funds are maintained and controlled in Vancouver, in both Canadian and US dollars.

In addition to its staff located in Vancouver and Ecuador, the company engages consultants as necessary, to provide geological, mine development and construction consulting, design, engineering, and other services. Overhead costs and efficiencies in Ecuador continue to compare favourably with other South American exploration areas.

At May 5, 2010, the number of company employees located in Vancouver and Ecuador is 7 and 368, respectively (December 31, 2009 – 7 and 245, respectively).

Strategies and Key Drivers
Government Relations
Since December 2006, Corriente’s management has continually sought to work closely with the Ecuador Government in realizing an objective of developing a responsible mining industry for the benefit of all stakeholders.

In this regard, we believe that the President’s consistent support for large-scale mining and his stewardship in the creation of the January 2009 Mining Law and the November 2009 enactment of the related Regulations in the face of a vocal minority of anti-mining proponents provides evidence that this objective is being achieved. This has been further validated by President Correa and his party’s election victories in the April 26, 2009 national elections, and President Correa’s continued high approval ratings with the general populace, relative to those attained by past Presidents, based on recent poll results.

Community Relations and Sustainable Development
Corriente’s approach to business and sustainable development involves implementing strategies beneficial to the community, environment and the country and its economy. The company’s commitment and obligation to these strategies extend beyond standard compliance with national and international guidelines and involve building relationships based on honesty, openness and mutual trust. This is the essence of Corriente’s community relations and sustainable development theme: “El Trato Justo” or “A Fair Deal”.

The company has designed and implemented a number of community relations (“CR”) strategies after identifying local and regional communities’ needs as well as the related impacts of the company’s future mining activities on these communities. The company’s CR plans focus on the critical needs of the local and regional communities and the provincial and federal governments, and are regularly reviewed to ensure appropriateness and effectiveness.

The company continues to be committed to local communities in all aspects of its mining and economic development activities. Since 2004, the company has actively initiated and provided financial, equipment and manpower resources in the areas of education, employment, health, building assistance, environmental preservation and cultural and economic development programs.

Sustainable development is a process that aims to maintain and improve the quality of life not only for the present generation in areas and communities in which the company works but also for future generations. It involves the integration of three main components: environmental protection, social sustainability and economic sustainability.

Development of the CCB
All of the company’s projects in the CCB that have defined resources are open to expansion at depth, and in come cases additional resources may be defined beyond some of the current edges of these identified deposits.

To expedite the process of bringing a partner to Ecuador who can finance the large capital expenditures required for the development of the CCB, Corriente initiated the Citi/Canaccord marketing process in January 2008, which has resulted in the Offer.

Legal and regulatory framework issues affecting Ecuador’s mining industry
Mining Law
The Mining Law places no limits on the number of mining concessions held by a single company. Concession terms are limited to 25 years, but are renewable. The Mining Law also imposes a government royalty of not less than 5% on sales revenues. However no specific details have yet been provided. Clear timelines are also established for concession exploration and exploitation (development) phases. The Mining Law also mandates the creation of a National Mining Company, though no details have been provided regarding the nature and scope of its intended activities.

Subsequent to the release of the Regulations, the MNNR determined that all mining concession titles in Ecuador are required to be substituted with a new official form of concession title (referred to as “Title Substitutions”), as developed by the MNNR. As stated above, Corriente announced in March 2010 that it had received the Title Substitutions for each of its concessions, related to the company’s Mirador and Panantza-San Carlos Projects and additional exploration targets in southeast Ecuador. These Title Substitutions have also been filed with the appropriate Mining Registry in the provinces of Zamora-Chinchipe and Morona-Santiago, where the company’s Mirador Project and Panantza-San Carlos Project are located, respectively.

The new Mining Law and accompanying Regulations are considered to be significant milestones for the country and its nascent large-scale mining industry, and are expected to provide the new legal framework for mining. However, the terms and conditions of exploitation-stage contracts need to be known before a determination of the potential for a feasible mining environment in Ecuador can be reasonably assured.

Mandate
Corriente currently holds 24 concessions in Ecuador, including the Mirador Project and Panantza-San Carlos concession blocks. Prior to the Mining Law coming into effect, five early exploration-stage concessions considered to be immaterial and unrelated to our Mirador and Panantza-San Carlos Projects were revoked by the MNNR under the terms of the Mandate which was enacted on April 18, 2008. According to the MNNR, these revocation notices were issued because the EIA’s for these concessions had not been approved or related public consultations not held prior to the April 18, 2008 implementation of the Mandate. The company plans to appeal the revocation of these concessions, and under current Ecuador law has three years to do so.

With the recent enactment of the Regulations to the Mining Law, the Ecuador Government’s position continues to be that those titleholders who have kept their mining concession rights have complied with the Articles of the Mandate, and that the Mandate is no longer in effect.

Environmental
On November 4, 2009, President Correa signed the new Environment Regulations which will be applied to all mining operations in Ecuador. Management believes that the provisions of these Regulations are generally consistent with the environmental regulations governing mining operations that are in place in other responsible mining jurisdictions.

Under the new legislative and regulatory framework which the Government of Ecuador implemented for the mining industry in 2009, the MNNR continues to be responsible for overall coordination of the approvals needed by mining companies before fieldwork of any kind can proceed. This principally involves working with the MAE regarding the EIA process and the SNA regarding the issuance of Water Use Permits.

An EIA is required before any single stage of work (e.g., initial exploration, advanced exploration, construction and production) can proceed for a mining project in Ecuador. In particular, the MAE has taken over responsibility for the EMP component of the EIA, and as a result, the financial guarantee that is required to secure the obligations of a project’s EIA is now required to be issued in favour of the MAE. The amount of the required guarantee is reviewed annually by the MAE in conjunction with the MAE’s annual audit of the company’s EMP’s. In addition, a Water Permit is also needed from the SNA before any single stage of development work can proceed. Once the MAE and SNA approvals are received and any other outstanding conditions required by the MNNR are satisfied, the MNNR will issue an authorization letter, such as was received by the company in March 2009, setting out the development stage and related restrictions, if any, specific to a mining company’s project.

For the company to receive a mine operating permit for any of its projects, approvals for any EIA amendments and construction and operating-related permit applications must be received from the MNNR, MAE, SNA and other Ecuador governmental authorities, prior to the beginning of any mining operations.

Properties in Advanced Development - Mirador Project
Despite the earlier-referenced suspensions of fieldwork activities at its project sites, the company was able to continue offsite work on enhancements to various engineering and environmental aspects of the Mirador Project, as well as community relations programs. Additional engineering and feasibility work was also completed in the first quarter of 2008 with the result that an updated Mirador FS was announced on April 3, 2008 and subsequently made available on SEDAR. This report also includes a summary of the economic model for a first phase 30,000 tonnes per day concentrator operation for the Mirador Project.

The Mirador FS projects an average of almost 130 million pounds of annual copper production for the Project and shows a projected initial capital cost of approximately US$399 million and approximately US$19 million in working capital. The Mirador FS calls for daily throughput of the concentrator facility of 30,000 tonnes per day, which is a material improvement over the original feasibility study results released by the company in April 2005, which had a planned capacity of 25,000 tonnes per day.

The Mirador FS Base Case Net Present Value (“NPV”), after-tax, is US$265 million, with an after-tax Internal Rate of Return (“IRR”) of 17.7%, using assumptions for metal prices of US$1.75/lb Cu, US$7.50/oz Ag, US$550/oz Au, a 8% discount rate, and US$75/tonne and US$0.075/lb for treatment and refining charges, respectively, for Cu, based on market conditions prior to the release of the Mirador FS.

Note, the Base Case mine plan only utilizes 41% of the Measured and Indicated Resources at Mirador and none of the 235 Million tonnes of Inferred Resources. In addition, the Base Case did not consider the 171 Million tonnes of Measured and Indicated Resources or the 46 Million tonnes of Inferred Resources at the nearby Mirador Norte deposit.

The Mirador Norte deposit is located less than one kilometre from the planned Mirador Project milling facility. Confirmation of copper resources at Mirador Norte provides additional options for the development of the Mirador Project, including access to higher-grade enriched material from the shallow parts of Mirador Norte and the flexibility of being able to shift production from one pit to another.

Table of Resources – Mirador Project 0.4% Copper Cut-off

Measured and Indicated Resources
Project	Category	Tonnes	Cu%	Cu (lbs)	Au (ppb)	Au oz	Ag (ppm)	Ag oz
Mirador	Measured	52,610,000	0.65	753,000,000	210	360,000	1.6	2,770,000
	Indicated	385,060,000	0.60	5,134,000,000	190	2,380,000	1.5	18,760,000

Measured & Indicated		437,670,000	0.61	5,887,000,000	200	2,740,000	1.5	21,530,000

Mirador Norte	Indicated	171,410,000	0.51	1,921,000,000	89	489,000	-	-
Total Measured & Indicated		609,080,000	0.58	7,808,000,000	169	3,229,000	1.5	21,530,000

Inferred Resources
Project	Category	Tonnes	Cu%	Cu (lbs)	Au (ppb)	Au oz	Ag (ppm)	Ag oz
Mirador	Inferred	235,400,000	0.52	2,708,000,000	170	1,250,000	1.3	9,900,000
Mirador Norte	Inferred	45,820,000	0.51	513,000,000	68	101,000	-	-
	Total Inferred			3,221,000,000

The Qualified Person under NI 43-101 for the resource estimates quoted above is John Drobe, P.Geo, Chief Geologist for Corriente

On May 4, 2006, the Mirador Project’s original EIA (“Mirador EIA”) was approved by the MNNR. The Mirador EIA covers both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project.

During the lengthy preparation of the Mirador EIA, the company worked closely with the MNNR to ensure that the report met all required government guidelines and regulations. The submission of the original Mirador EIA and subsequent approval followed an extensive consultation process with local communities which was completed in early December 2005. In September 2006, the company filed an amendment to the Mirador EIA to allow for mill, tailings and dump location changes to the original mine plan. While subsequent public consultations were successful, the amended Mirador EIA was rejected by authorities in May 2007 as development of a completely new legislative and regulatory framework for mining was being undertaken by the Ecuador Government to supersede what was in previously in place.

In March 2009, the company received official notice from the MNNR which authorized the company to reinitiate its field operations, excluding any drilling, earthworks or similar types of advanced development activities, subject to the company complying with the requirements of the MAE, SNA and MNNR. In July 2009, the company received approval from the MAE for an updated EMP and from the SNA for a Water Use Permit for the Mirador Project.

On November 9, 2009, the company received an official notice signed by Minister Germanico Pinto of the MNNR authorizing the company to re-initiate full advanced development activities for the Mirador Project. Drilling at Mirador recommenced on January 7, 2010, starting with a program of short condemnation and geotechnical holes, and switching in February to a program of infill drilling to convert Indicated resources to Measured within the proposed 181MT pit. One deep hole was also completed between the Mirador and Mirador Norte deposits to test linkages at depth between these two resources. Assays for the results of this drilling are pending. Surface geotechnical studies are also underway, as well as continued environmental monitoring (hydrology, meteorology, water quality).

With the company’s Title Substitution process completed, discussions have resumed between the company, the MNNR and the MAE to determine what exactly is required to amend the company’s original Mirador EIA to reflect planned site changes.

To secure the company’s project guarantees, which have been issued by a large US bank, the company is required to have cash deposits in place, which vary in amount depending upon the related project’s stage of development and the bank’s guarantee deposit requirements.

For the Mirador Project, the company has a cash deposit in place at March 31, 2010 in the amount of US$1,210,000 ($1,229,000) (December 31, 2009 – $1,275,000) as security for the guarantee in favour of the MAE against the company’s obligations under the Mirador EIA.

During the three-month period ended March 31, 2010, the company incurred deferred development costs for the Mirador Project of $4,154,000 (2009 – $2,643,000). These costs are being regularly incurred for project office administration, community and government relations, and environmental and regulatory compliance purposes.

To March 31, 2010, the company has capitalized acquisition and development costs for the Mirador Project totalling $98,208,000.

Properties in Advanced Development - Panantza – San Carlos Project
The Panantza and San Carlos project concessions are located approximately 40 km north of the Mirador Project. Corriente was approximately halfway through the first phase of a planned 16,000 metres of drilling on the Panantza project when these activities were suspended as part of the Mirador Project suspension order referenced above. The drilling was the start of a planned two-year program to complete a feasibility study at Panantza and San Carlos, designed to incorporate the Panantza and San Carlos concessions into a single large copper development opportunity.

Current Inferred Resources at Panantza, which incorporate the 2006 drilling results into a block-model using updated geology models, and at a 0.4% copper cut-off, are approximately 463 million tonnes grading 0.66% copper, containing 6.7 billion pounds of copper. The 2006 drilling added close to a billion pounds of copper to the previous Panantza resource.

San Carlos is believed to be the largest copper-molybdenum mineralized porphyry system in the CCB, with dimensions of about 2 kms x 2.5 kms. The mineralization has been tested with 25 diamond drill holes at variable spacing, drilled by BHP Billiton in 1997 and 1998. The current block-model estimates Inferred Resources of 600 million tonnes grading 0.59% copper, containing 7.7 billion pounds of copper (at a 0.4% copper cut-off).

A Preliminary Assessment Technical Report (the “P-SC Report”), dated October 30, 2007, for a 90,000 tonnes per day combined Panantza-San Carlos copper mining operation was completed and made available on SEDAR in December 2007. Highlights from the Report are:

  Base case NPV after tax of US$676 million and an IRR of 15.1% using assumptions for metal prices of US$1.50/lb Cu, US$7.50/oz Ag, US$550/oz Au and US$10.00/lb Mo, a 8% discount rate, and US$75/tonne and US$0.075/lb for treatment and refining charges, respectively, for Cu, based on market conditions prior to the release of the P-SC Report. Using US$2.00 copper, the after-tax NPV increases to US$1.718 billion and the IRR increases to 24.1%.
  Projected capital cost of approximately US$1.3 billion, which would be spent over a two year construction period prior to the start of production.
  Average annual metal production over the first 10 years of approximately 418 million lbs of copper, 22,800 oz gold, 1,110,000 oz silver and 2,800,000 lbs of molybdenum.
  The P-SC Report modeled a mine plan based on 678 million Inferred tonnes at a grade of 0.62% Cu, 0.05g/t Au, 1.3 g/t Ag and 0.008% Mo with estimated recoveries of 91% Cu, 30% Au (Panantza only), 70% Ag and 43% Mo.
  The cost to produce a pound of payable copper, net of other metal credits, and inclusive of marketing, smelting and transportation costs over the life of mine is estimated to be US$0.73/lb.
  The Panantza-San Carlos Project is expected to generate up to 2,000 jobs during the construction period and could create over five hundred direct and almost 4,000 indirect jobs during the estimated 20 year life.
  Total estimated value of taxes, profit sharing and expenditures within Ecuador over the twenty year Project life is approximately US$6 billion.

Management feels that the Panantza-San Carlos concessions represent a rare opportunity to capitalize on eight years of community work, project engineering and management development expertise that has been built around the company’s Mirador Project. This body of knowledge will significantly assist in the project development process and at the same time allow the company to take economic advantage of the infrastructure that is being put in place for the Mirador Project.

The Panantza-San Carlos Project has been recommended to proceed to the Feasibility Study stage, which has an estimated budget requirement of approximately US$12 million. The work includes detailed diamond drilling at both deposits to fully delineate mineralization and provide core for metallurgical and geotechnical studies. This work is planned to extend over a two year period. In addition, a program of extensive community dialogue is being implemented in cooperation with the MNNR to ensure that the input of local residents is reflected in any planned development ideas.

Following is a summary Table of Resources setting out the company’s mineral property resources for its Panantza-San Carlos concession blocks in the CCB.

Table of Resources – Panantza-San Carlos Project 0.4% Copper Cut-off

Inferred Resources
Project	Category	Tonnes	Cu%	Cu (lbs)
Panantza	Inferred*	463,000,000	0.66	6,688,000,000
San Carlos**	Inferred*	600,000,000	0.59	7,738,000,000
	Total Panantza-San Carlos	1,063,000,000	0.62	14,426,000,000
* does not include copper oxide mineralized material that was previously included in resource estimate
** resources are calculated at 0.4% copper cut-off using data previously released in June 2001 at a 0.65% copper cutoff
The Qualified Person under NI 43-101 for the resource estimates quoted above is John Drobe, P.Geo, Chief Geologist, Corriente

On July 26, 2007, the original Panantza-San Carlos EIA was approved by the MNNR, with an updated EMP being approved in July 2009 by the MAE. At present, the company is awaiting approval of a Water Permit from the SNA, and authorization from the MNNR to proceed with its planned Panantza-San Carlos Project development work

To secure the company’s project guarantees, which have been issued by a large US bank, the company is required to have cash deposits in place, which vary in amount depending upon the related project’s stage of development and the bank’s guarantee deposit requirements.

A cash deposit in the amount of US$447,000 ($454,000) (December 31, 2009 – $470,000) is in place as security for the guarantee in favour of the MAE against the company’s obligations under the Panantza-San Carlos EIA.

During the three-month period ended March 31, 2010, the company incurred exploration and development costs of $605,000 (2009 – $619,000) for the Panantza-San Carlos Project. The company focused its development efforts for the Panantza-San Carlos Project on its community relations programs in the district, and review of the status of all exploration-based EIAs and associated audits.

To March 31, 2010, the company has capitalized acquisition and development costs for the Panantza-San Carlos Project totalling approximately $11,163,000.

Other Exploration Projects
For the three-month period ended March 31, 2010, deferred exploration costs of $1,000 (2009 – $15,000) were attributed to the company’s remaining copper exploration targets in the CCB, comprised of the La Florida, San Luis, San Marcos, San Miguel and Sutzu concessions. To March 31, 2010, the company has capitalized acquisition and development costs for its remaining copper exploration targets totalling approximately $2,067,000.

Machala Port
In December 2007, the MAE approved the EIA for the company’s port operation in Machala (the “Machala EIA”). In October 2008, the MAE in Ecuador approved the Environmental License for the company to build and operate this dedicated port. A cash deposit in the amount of US$250,000 ($254,000) (December 31, 2009 – $259,000) is in place as security for the guarantee in favour of the MAE against the company’s obligations under the Machala Port EIA.

For the three-month period ended March 31, 2010, expenditures to further the development of the company’s concentrate shipping port facility in Machala, Ecuador totalled $52,000 (2009 – $48,000). To March 31, 2010, the company has capitalized acquisition and development costs for the port totalling approximately $2,487,000. The Machala port facility is comprised of a 27 hectare port site on the Santa Rosa Channel in Machala, which is connected to the Mirador Project by a 400 km paved highway. It is expected that this facility would provide the key Pacific shipping route access for the company’s planned copper concentrate shipments to reach overseas smelters.

Financial Results of Operations
The information provided below highlights the company’s quarterly results for the past eight quarters. All of the financial information referenced below is expressed in Canadian dollars (unless otherwise noted) and has been prepared in accordance with Canadian GAAP. The accounting policies followed by the company are set out in note 2 to the audited annual consolidated financial statements of the company for the fiscal year ended December 31, 2009 and have been consistently followed in the preparation of the current period’s consolidated financial statements.

Financial Data for Last Eight Quarters (Unaudited)
In thousands of Canadian dollars, except for per share amounts
Three-month period ended	Mar-10	Dec-09	Sep-09	June-09	Mar-09	Dec-08	Sep-08	Jun-08
Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
Administration expenses	$987	$1,997	$1,021	$1,919	$1,257	$824	$713	$823
Foreign exchange loss (gain)	$1,898	$1,738	$5,287	$6,100	$(2,747)	$(10,582)	$(3,150)	$559
Other expenses (income)	$(67)	$(72)	$(83)	$(120)	$(331)	$(304)	$(514)	$(544)
Loss (earnings)	$2,818	$3,663	$6,225	$7,899	$(1,821)	$(10,062)	$(2,951)	$838
Basic and diluted loss (earnings) per share	$0.04	$0.21	$0.08	$0.10	$(0.02)	$(0.14)	$(0.04)	$0.01

As the company has not had any revenue-producing mineral properties to date, no mining revenues are reflected in the above table.

In recent years, the company’s net earnings and losses largely reflect the impact of foreign exchange gains or losses on its holdings of US dollars, stock-based compensation expense (included in administration expenses) and the interest income earned from Canadian and US cash and cash equivalents on hand, as well as investments.

Since January 2007, the company’s funds have been held predominantly in US dollars, producing earnings from large foreign exchange gains in the first quarter of 2009 and the third and fourth quarters of 2008. The significant losses in the first quarter of 2010 and second, third and fourth quarters of 2009 were due to large foreign exchange losses.

In periods of loss, basic and diluted loss per share amounts are the same because the effect of potential issuances of shares would be anti-dilutive.

Three months ended March 31, 2010
For the three months ended March 31, 2010, the company had a net loss of $2,818,000 (or $0.04 per share), compared with net earnings of $1,821,000 (or $0.02 per share) for the same period in 2009. The largest effect on earnings came from a weakening of the Canadian dollar from US$1.0510 at December 31, 2009 to US$1.0158 at March 31, 2010, which led to a foreign exchange loss of $1,898,000 in the three months ended March 31, 2010, compared to a foreign exchange gain of $2,747,000 in the three months ended March 31, 2009. The company’s cash and cash equivalents are predominantly in US dollars.

Total administration expenses in the first quarter of 2010 were $987,000 (2009 – $1,257,000). Salaries, benefits and stock-based compensation were $455,000 for the three-month period ended March 31, 2010 (2009 – $850,000). The higher amount for the three-month period ended March 31, 2009 was due primarily to a bonus to senior management that was approved and accrued in the first quarter of 2009 after certain performance milestones were achieved. Corporate development and shareholder costs were $332,000 in the quarter ended March 31, 2010 (2009 – $166,000).

The largest components of corporate development costs for the quarter ended March 31, 2010 were $163,000 (2009 – $Nil) in costs related to the Offer announced by the company on December 28, 2009, as well as $149,000 (2009 – $105,000) incurred on the evaluation of project opportunities outside of Ecuador. Legal, accounting and regulatory costs were $124,000 in the quarter ended March 31, 2010 (2009 – $165,000).

Due to declines in interest rates and cash available for investing, compared to the prior year, interest income decreased significantly in the first quarter of 2010 to $37,000 (2009 – $301,000).

Total administrative expenses in the first quarter of 2010 of $987,000 were significantly reduced from $1,997,000 for the fourth quarter of 2009, due to significantly lower costs directly related to the Offer, as well as for the evaluation of project opportunities outside of Ecuador.

The company operates within a single operating segment, which is the exploration and development of copper-gold mineral properties. The company’s mineral property interests are in Ecuador, South America. The consolidated statements of loss (earnings) and comprehensive loss (income) for the periods presented reflect the company’s Canadian operations only. All Ecuador operating expenses are capitalized to mineral properties, in accordance with the company’s accounting policy.

Liquidity, Investing and Capital Resources
Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash and cash equivalents flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. Working capital calculations or changes are not measures of financial performance (nor do they have standardized meanings) under either Canadian or US GAAP. In evaluating these measures, readers should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Working capital (defined as current assets minus current liabilities) as at March 31, 2010 was $61,954,000, compared to $69,292,000 at December 31, 2009.

In addition to cash and cash equivalents flows required for administration expenses during the three-month period ended March 31, 2010, cash was applied to mineral property expenditures of $3,987,000 (2009 – $3,448,000) mainly associated with development of the Mirador Project, and to a foreign exchange loss of $1,898,000 (2009 – foreign exchange gain of $2,747,000).

At March 31, 2010, the company’s cash equivalents were invested in overnight and short-term bank deposits and a provincial treasury bill, all with R1-High investment ratings (DBRS) and as they mature within 90 days, are easily liquidated. The company has no investments in asset-backed commercial paper.

The company has no long-term debt obligations, off-balance sheet arrangements or material operating leases.

If the company is not acquired pursuant to the Offer, the company expects to have sufficient financial resources to continue advancing development of the Mirador and Panantza-San Carlos Projects through 2010 and 2011, subject to new or unforeseen regulatory conditions being imposed by the Government of Ecuador.

Historically, the company’s capital requirements have been met by equity subscriptions and from the proceeds of sale of certain mineral property interests. Unless the company is sold, its continuing operations will be dependent on management’s ability to raise required funding through future equity issuances, debt financing, asset sales or a combination thereof (refer to Risks Factors below). While the company’s current working capital is considered sufficient to fund the company’s administrative overhead for the next several years, substantial capital is required to complete the company’s Mirador Project and other CCB resource developments.

Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and project development activity and foreign exchange fluctuations.

Outstanding Share Data
The company’s authorized capital consists of an unlimited number of common shares without par value. As at May 5, 2010, there were 75,349,893 common shares issued and outstanding, and options to purchase an aggregate of 3,572,500 common shares, of which 2,421,575 had vested in accordance with the vesting provisions discussed below.

Incentive Stock Option Plan
Under the company’s Incentive Stock Option Plan (the “Plan”), the number of shares that may be reserved for grant under the Plan is a rolling maximum of 10% of the number of common shares actually outstanding immediately prior to the grant of any particular option.

The exercise price established for options granted under the Plan is equal to the closing market price of the company’s shares on the Toronto Stock Exchange on the trading day immediately prior to the grant of the option.

Options granted generally have expiry dates five years from the date of grant and the following vesting provisions:

  Options granted to executive officers, directors and other head office personnel vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of Corriente or the attainment of clearly identified milestones, as determined by the company’s directors.

  Options granted to Corriente subsidiary personnel vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of Corriente, as determined by the company’s directors.

No stock options were granted, expired or forfeited during the three-month period ended March 31, 2010.

As at March 31, 2010, 2,361,887 of the company’s 3,572,500 outstanding stock options had vested in accordance with the above-referenced vesting provisions.

In accordance with the terms of the Plan, all unvested Options will be vested prior to the expiry of the Offer in order to allow their holders to conditionally exercise their Options and tender the shares issued on exercise to the Offer (the “Option Shares”).

Although Options may be exercised conditional on the Offeror taking up the shares deposited under the Offer, the Optionholder must pay in full the exercise price of the Options before the Option Shares can be issued and deposited under the Offer. In order to facilitate the exercise of the Options, the company will make available to the Optionholders an optional short-term loan facility (the “Loan Facility”) intended to bridge the gap between an Optionholder’s payment to the company of the exercise price for their Option Shares, and their receipt of the purchase price for the Option Shares tendered to the Offer.

Under the Loan Facility: i) the company will make available to each Optionholder a Loan Facility in a principal amount equal to the aggregate exercise payable for the Option Shares; ii) the company will charge interest on amounts lent by it at 2.25% per annum, which is equal to the Royal Bank of Canada’s prime lending rate as of March 12, 2010; iii) the Loan Facility will be advanced only for the purpose of allowing the Optionholder to pay for their Option Shares, and will be repayable immediately on the Offeror making payment for the Optionholder’s Option Shares; iv) each borrower will execute an unsecured promissory note in favour of the company; and v) each borrower will execute a direction to pay, authorizing and directing the depositary under the Offer to repay the company directly from the amount otherwise payable by the Offeror to the optionholder for the purchase of their Option Shares, the principal amount of the loan, interest on that amount, and a $100 fee for the wire transfer. The depositary will also be directed to pay directly to the Optionholder the balance of the amount owed by the Offeror to the Optionholder.

Should the Offer not close, the exercise of these Options would be reversed, any Loan Facility obligation cancelled and the Options would all be fully vested.

The following table shows additional information for stock options outstanding and exercisable at March 31, 2010:

Exercise prices	Years to expiry	Number of options outstanding	Number of options vested and exercisable
$2.27	0.3	325,000	325,000
4.50	0.8	25,000	25,000
5.25	0.9	400,000	400,000
5.50	1.1	60,000	60,000
5.35	1.2	100,000	93,752
5.37	1.4	85,000	74,375
5.10	1.5	75,000	65,625
4.70	1.5	165,000	165,000
4.59	1.7	4,375	2,500
4.10	1.8	290,000	217,500
3.66	2.2	125,000	85,940
4.90	2.3	295,000	278,125
5.41	2.8	315,000	155,000
4.60	3.2	483,125	288,441
3.89	3.8	300,000	75,000
7.92	4.2	525,000	50,629
		3,572,500	2,361,887

Related party transactions
In June 2007, the company completed the spin-off of its Caya 36 and Piedra Liza gold target assets to Q2 Gold Resources Inc. (“Q2 Gold”) by means of a Plan of Arrangement (the “Arrangement”). Q2 Gold has common officers and a common Board of Directors, except that Q2 Gold has one additional director who is independent of Corriente.

In connection with the Arrangement and to assist Q2 Gold with its business objectives, Corriente and Q2 Gold entered into a collateralized, interest-bearing convertible loan agreement dated April 23, 2007, pursuant to which Corriente agreed to lend Q2 Gold up to $750,000 including accrued interest, to be advanced in instalments (the “Convertible Loan”). By amendments dated September 25, 2008 and December 3, 2009, the maximum facility amount of the Convertible Loan was increased from $750,000 to $1,500,000 and the maturity date ultimately extended to December 31, 2010. No payments were made to the company by Q2 Gold in exchange for the extensions.

The Convertible Loan principal and unpaid interest are due on the earlier of December 31, 2010 and the first date on which Q2 Gold obtains a prospectus filing receipt with respect to any of its securities in any province of Canada. At any time prior to maturity, Corriente can require Q2 Gold to convert, in whole or in part, the principal amount outstanding and accrued interest of the Loan into Q2 Gold Shares at a conversion price equal to $0.10 per share. Q2 Gold can repay any portion of the outstanding Loan at any time prior to maturity or conversion. The company believes the conversion feature of the Convertible Loan is not material, therefore recognition and measurement of the embedded derivative is not being presented.

The current state of financial markets and the early-stage nature of Q2 Gold’s assets makes it uncertain that Q2 Gold will be able to raise the necessary debt or equity capital to repay the Convertible Loan at maturity. In the event of any default in the repayment of the Convertible Loan, the Q2 Gold assets which collateralize the Convertible Loan would become property of the company in accordance with the terms of the agreement. Management believes that the Q2 Gold assets would have a fair value greater than or equal to the current carrying value of the Convertible Loan. Significant changes in the fair value of the underlying assets could have an impact on the company up to a maximum of the carrying value of the Convertible Loan.

Corriente also provides certain non-technical management services to Q2 Gold which include, but are not limited to, office, general accounting, administrative and shareholder services, pursuant to a management services agreement (the “Agreement”). The Agreement provides for a fee of $10,000 per month for such services, which is accrued pursuant to the Convertible Loan.

For the three-month period ended March 31, 2010, the company accrued $30,000 (2009 – $30,000) and $19,000 (2009 – $14,000) in respect of administrative services and accrued interest on the Convertible Loan, respectively.

The foregoing related party transactions are recorded at the exchange amount, which is the amount of consideration paid or received as established and agreed to between the parties.

At March 31, 2010, the balance of the Convertible Loan receivable from Q2 Gold, including management fees and accrued interest, was $1,420,000 (December 31, 2009 – $1,292,000).

Accounting Estimates, Policies and Standards
When a new Canadian accounting standard is released, the Chief Financial Officer undertakes a review and evaluation to determine if it is applicable. If there is any uncertainty in its applicability, Corriente solicits the input of its professional advisors and the Audit Committee. If the new standard is applicable to Corriente, it is then analyzed and summarized in a manner that effectively documents and evaluates the impact on Corriente, and to determine the immediate action, if any, Corriente would need to undertake in order to comply with the new standard. Quarterly, the documented standards are reviewed, and updated as required, to ensure that a standard is still applicable, and that Corriente remains in compliance.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used in determining possible impairment of mineral property costs and convertible loan receivable, the fair values of stock options and financial instruments, asset retirement obligations and future income tax assets. The company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The company’s estimates form the basis for judgments about the carrying value for assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates. Should the company be unable to meet its ongoing obligations, the realizable value of its assets may decline materially from current estimates.

The details of the company’s significant accounting policies are presented in note 2 of the company’s audited annual consolidated financial statements for the year ended December 31, 2009, which can be found on SEDAR and have been consistently followed in the preparation of these consolidated financial statements.

International Financial Reporting Standards (“IFRS”)
In February 2008, the CICA’s Accounting Standards Board confirmed that IFRS will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. Corriente will be required to report its results in accordance with IFRS beginning in 2011. The company has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information.

There are three key stages to Corriente’s transition plan:

1.

Identification of a project work plan outlining potential conversion issues applicable to our industry. This phase assigns responsibilities for each of the identified issues, estimates the time, duration and costs associated with each major deliverable within the plan, and presents an overall project timeline and percentage of completion reporting from key responsible persons.

2.

Identification of the significant accounting policies that relate to each of the major conversion issues applicable to the company. This stage identifies the changes to the accounting policies that will be required with IFRS and adjusts the plan identified in Stage One accordingly.

3.

Management of dual reporting under Canadian GAAP and IFRS. This phase determines the mapping between the different accounts identified in our chart of accounts and applies this mapping to generate reporting under IFRS.

To date, management continues to make the conversion project a high priority and has committed to a structured approach to the required changes. Transition team members have been identified and responsibilities have been determined. At this stage, key areas of consideration are primary conversion requirements, conversion requirements at both the parent and subsidiary levels, start and end dates for tasks, estimations of time requirements and measurement and reporting of percentage of completion of task requirements.

Management has identified the tools required to ensure the success of the conversion, as well as the external consultants needed to advise the company throughout the project.

The company has developed an IFRS implementation plan to prepare for its transition, and has begun analyzing the key areas where changes to current accounting policies may be required. While an analysis will be required for all accounting policies, the initial key areas of assessment will include:

  Exploration and evaluation expenditures;
  Asset impairment;
  Foreign-currency translation;
  Stock-based compensation;
  Property, plant and equipment;
  Accounting for income taxes; and
  First-time adoption of International Financial Reporting Standards (IFRS 1).

As the analysis of each of the key areas progresses, other elements of the company’s IFRS implementation plan will also be addressed, including the implication of changes to accounting policies and processes, financial statement note disclosures on information technology, internal controls, contractual arrangements and employee training.

Disclosure Controls and Procedures
Management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the company.

Corriente has regularly-applied procedures that, when considered in the aggregate and in conjunction with current internal controls, are considered to be effective disclosure controls. In addition, Corriente utilizes a Corporate Disclosure Committee (the “CD Committee”), comprised of the Chief Executive Officer, Senior Vice-President and Chief Financial Officer, to supplement these periodic processes.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were any material changes to the company’s disclosure controls and procedures during the most recent interim period ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect the company’s disclosure controls and procedures. No material changes were identified from their evaluation.

Internal Controls Over Financial Reporting (“ICFR”)
Management has designed, established and is maintaining a system of ICFR to provide reasonable assurance that the financial information disclosed in this MD&A and the related financial statements that was prepared by the company for external purposes is reliable and has been recorded, processed, summarized and reported to the company’s Board of Directors and Audit Committee in an accurate and timely manner in accordance with Canadian GAAP and reconciled to US GAAP on an annual basis.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were any material changes to the company’s ICFR during the most recent interim period ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect the company’s ICFR. No material changes were identified from their evaluation.

As in prior quarters, the company’s Audit Committee reviewed this MD&A and the unaudited interim consolidated financial statements for the period ended March 31, 2010, prior to their release to the public.

Risk Factors
Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the company strives to manage such risks to the extent possible and practical. It should be noted that this list is not exhaustive and that other risk factors may apply. Few exploration projects successfully achieve development and production, due in some cases to factors that cannot be predicted or foreseen. An investment in the company may not be suitable for all investors. Following are the risk factors which the company’s management believes are most important in the context of the company’s business.

Foreign Country and Political Risk
The mineral properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights. In recent history, Ecuador has undergone numerous political changes at the national executive branch, legislative branch and judicial branch levels. Also, mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations related to the mining industry.

Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, import duties, royalties, income taxes, expropriation of property, environmental legislation and mine and/or site safety.

Despite the April 29, 1996 “Agreement between the Government of Canada and the Government of the Republic of Ecuador for the Promotion and Reciprocal Protection of Investments”, the company’s mineral properties could conceivably be expropriated by the Ecuador Government, which could result in a significant or total loss for the company without compensation.

Since President Correa’s January 15, 2007 initial inauguration, his administration has focused primarily on exacting significant electoral, fiscal and governmental agency reforms. In April 2007, a National Referendum approved the creation of a Constitutional Assembly to replace Congress. On September 30, 2007, Constitutional Assembly elections were held in which the APP elected 80 of the 130 members of the Constitutional Assembly, thereby giving the President a clear majority in the Assembly.

On April 18, 2008, the Constitutional Assembly of Ecuador passed into law the Mandate, which established a number of conditions and restrictions on metallic mining concessions previously issued by the Government of Ecuador (see “Legal and regulatory framework issues affecting Ecuador’s mining industry – Mandate”). In September 2008, a new Constitution was approved in a National Referendum. As a result, the Constitutional Assembly was disbanded and replaced by the Congressillo.

National elections were held in Ecuador in April 2009. President Correa won 52% of the vote, 24 points ahead of the next closest presidential candidate. Additionally, the APP won 61 of the 124 seats within the country’s new National Assembly, with the next closest party, the PSP, winning 22 seats. To date, the APP has been able to obtain an absolute majority (of 63 or more) through strategic alliances with one or more of the other Ecuador political parties. Both the APP and the PSP are on record as endorsing mining in Ecuador. President Correa, and the elected National Assembly members and provincial / city officials began their 4-year terms of office on August 14, 2009 and August 4, 2009, respectively.

According to the MNNR, the new Mining Law enacted on January 29, 2009, together with the recently-enacted Regulations, establishes the new legal framework for mining. However, since the terms and conditions of exploitation contracts need to be known before a determination of the potential for a feasible mining environment in Ecuador can be reasonably assured, some uncertainty remains regarding the mining industry in Ecuador. To mitigate such risk, the company funds its Ecuador operations on an as-needed basis and works closely with federal and territorial governments and community groups. The company does not presently maintain political risk insurance for its foreign exploration and development projects.

To date, the company’s discussions with the MNNR and legal counsel have not resulted in a determination of any material impairment in the carrying value of the company’s concessions.

Economic Instability May Affect the Company’s Business
Since the middle of 2008, macroeconomic events, including global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns have negatively affected and created significant volatility for commodity prices, including copper. Within this timeframe, the company’s market capitalization has fluctuated significantly. Although circumstances may improve over the longer term, the impact upon the company’s liquidity and its ability to raise the capital required to execute its business plans going forward may be negative. As a result, the company will consider its business plans and options for the balance of 2010. The company intends to preserve its cash balances to the greatest extent possible by minimizing capital and operational expenditures where possible.

The company has assessed the current carrying values of its mineral properties and, based on current and expected metals prices and cost structures, management has determined that the values of the company’s mineral properties have not been impaired at this time. However, should market conditions and commodity prices become significantly worse than at present, recognition of an impairment of mineral properties may be required.

Exploration and Mining Risks
The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. There is no assurance that the company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. At present, none of the company’s projects has proven or probable reserves. Any planned exploration programs for the company’s properties are exploratory searches for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals.

The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, accidents, the inability to obtain suitable or adequate machinery, equipment or labour, indigenous protests and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or be of sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

An additional project risk related to the company’s development of its Mirador and Panantza-San Carlos Projects includes the cyclical demand for major components and resources utilized in a mine’s construction and operation, including equipment, parts and qualified employees. These same conditions may also adversely impact the mine’s ultimate construction schedule if an inordinate demand on metals causes shortages or cost increases.

Surface Rights and Access
Although the company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access rights or ownership. There can be no guarantee that, despite having the legal right to access the surface and carry on mining activities, the company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the company may need to rely on the assistance of local officials or the courts in such jurisdiction.

Estimates of Mineral Resources and Production Risks
The mineral resource estimates disclosed by the company are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, earthquakes, fire, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Consequently, the company’s estimated mineral resources should not be interpreted as assurances or evidence of commercial viability or potential or of the profitability of any future operations.

Financing Risks
The company has no source of positive operating cash flow and has no assurance that additional funding that could be needed in addition to its cash and cash equivalents on hand will be available for further exploration and project development. Further advanced development of one or more of the company’s properties will be dependent upon the company’s ability to obtain financing through joint venturing, equity or debt financing or other means. Although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further development of its projects.

Additional funds raised by the company through the issuance of equity or convertible debt securities will cause the company’s current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the company’s common stockholders.

Limited Experience with Development-Stage Mining Operations
The company has no previous experience in placing mineral properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies or contractors that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its mineral properties into production.

Base and Precious Metals Prices
The principal activity of the company is the exploration and development of copper-gold mineral properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Base and precious metals prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified mineral properties.

Competition
The company competes with many companies that have substantially greater financial and technical resources for the acquisition of mineral properties and mining and processing equipment, the securing of engineering services and the recruitment and retention of qualified employees and consultants.

Environmental and other Regulatory Requirements
The activities of the company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties.

In Ecuador, the company’s operations require the submission and approval of EIA’s, EMP’s and Water Use Concessions. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration and development activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake.

The company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Corriente’s policy is to abide by the regulations and requirements of Ecuador and the company’s Health, Safety and Environmental Policies, as well as its approved EIA’s, EMP’s and Water Permits.

Infrastructure
Mining, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the development of the company’s projects will be commenced or completed on a timely basis, if at all; the company’s operations will achieve anticipated results; or the construction costs and ongoing operating costs associated with the development of the company’s advanced-stage exploration projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, or community, government or other interference in the maintenance or provision of such infrastructure could adversely affect the company’s operations and profitability.

Uninsured or Uninsurable Risks
The company may become subject to liability for pollution or hazards against which it cannot insure or may elect not to insure where premium costs are disproportionate to the company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration, development and production activities.

Title Matters
Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects or the rights of indigenous peoples.

Repatriation of Earnings
Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, despite the existence of a Canada-Ecuador Tax Treaty, there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

Foreign Subsidiaries
The company conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the company’s valuation and stock price.

Dependence on Key Personnel
The company’s development to date has largely depended on, and in the future will continue to depend on, the efforts of key management, project management and operations personnel. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any officers or other employees.

Share Price Fluctuations
In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

No Dividends
The company has no history of earnings from operations and, due to the nature of its business, there can be no assurance that the company will ever be profitable. Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company’s securities other than possible capital gains.

Financial Risk
The company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and copper price risk).

Credit risk
Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual payment obligations. The company’s credit risk is primarily attributable to cash and cash equivalents and investments.

The company’s cash and cash equivalents and investments are held at a large Canadian financial institution, which has no known liquidity problems. Any cash maintained in Ecuador is held in a well-established bank, with no known liquidity problems. At March 31, 2010, the company’s cash equivalents (presented as part of cash and cash equivalents) are invested in overnight and short-term bank deposits and a Canadian provincial treasury bill, all with R1-High investment ratings (DBRS) and as they mature within 90 days, are easily liquidated. The company has no investments in asset-backed commercial paper. The company manages counterparty credit risk by regularly monitoring counterparty credit ratings.

The company’s accounts receivable consist mainly of GST receivable due from the Government of Canada. The EIA deposits in the amount of US$1,907,000 included in other assets are held in a major US bank and comprise financial instruments issued by a large US bank.

The convertible loan in the amount of $1,420,000 is due from Q2 Gold, a related company, and its subsidiaries. Q2 Gold’s assets are primarily made up of concessions located in Ecuador which are believed to have gold resource potential. The convertible loan is collateralized by the assets of Q2 Gold, which are considered to have a fair value greater than their net book value.

Liquidity risk
Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The company manages liquidity risk through the management of its capital structure and financial leverage.

Accounts payable relating to mineral properties and other accounts payable and accrued liabilities are due within the current operating period. As at March 31, 2010, the company had a total cash, cash equivalents and investments balance of $61,923,000 to settle current liabilities of $1,478,000.

Market risk
Market risk is the risk of loss that may arise from changes in market factors such as foreign exchange, interest rates and commodity prices.

(a) Currency risk
The company’s expenditures are predominantly in US dollars and any future equity raised is expected to be predominantly in Canadian dollars. The company conducts the majority of its business in Ecuador, which uses the US dollar as its primary economic currency. Future project development expenditures are expected to be paid in US dollars. A significant change in the relative currency exchange rates between the Canadian dollar and the US dollar would have an effect on the company’s balance sheets, statements of earnings (loss) and cash flows.

As such, the company is subject to risk due to fluctuations in the exchange rates for the US and Canadian dollar. Beginning in 2007, the company began maintaining balances in Canadian and US dollars in a proportion related to the magnitude of future mineral property, plant and equipment, and administrative expenditures, and the jurisdictions in which they will likely be made. The company has not hedged its exposure to currency fluctuations.

At March 31, 2010, the company is exposed to currency risk through the following financial assets and liabilities denominated in US dollars:

	in thousands of US dollars
	March 31,	December 31,
	2010	2009

Cash and cash equivalents	$51,580	$55,697
Other assets	2,316	2,233
Accounts payable relating to mineral properties	(1,422)	(763)

Based on the above net exposures as at March 31, 2010, and assuming that all other variables remain constant, a 5% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease of approximately $2,624,000 in the company’s net earnings (loss).

(b) Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease of 1% in market interest rates on cash and cash equivalents would result in an increase or decrease in interest income of $516,000.

The risk that the company will realize a loss as a result of a decline in the fair value of the investments or EIA deposits included in other assets is limited because these deposits will be held to maturity, have fixed interest rates and were issued by a Canadian provincial treasury board or major bank. Changes in interest rates would not have a significant impact on the company’s consolidated statements of earnings (loss).

(c) Commodity price risk
Commodity price risk is defined as the potential adverse impact on earnings or economic value due to commodity price movements and volatilities. The company closely monitors commodity prices of copper, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the company. Fluctuations in commodity pricing may be significant, and the associated price risk cannot be estimated at this stage of the company’s development. The company does not have any hedging or other commodity-based risks respecting its operations.